# KINECTAIR

*2020 Report*

## *Dear investors,*

Since your amazing belief in KinectAir at the inception of this company, the team has been working hard to deliver what we set out to do.

Certification and brand building in aviation is months of hard work and rigorous, exact science. We're proud of how far we've come with software while bing bootstrapped into existence. Also grateful for all the partnerships we are building in the background - and excited to continue releasing more on those partnerships in the near future!

People are embracing KinectAir's different offer for "local to local" idea of travel. Our data visualisation is showing that fresh demand. Take a look at the demand map and share that in your networks. https://app-preview.kinectair.com/d/leg-demand

This is fueling more interest in KinectAir and hardly a day goes by when we don't have a person reaching out to our community and asking about when we might connect their community. THAT is what we are set on doing. Employing state-of-the-art (and soon to be electric!) aircraft in noble and creative ways to serve passengers with on demand flights. As affordably and accessible to more people than ever as we can. To empower people to connect with each other, places and communities by air. Thank you for your ongoing support.

### We need your help!

We would love for investors to build and share routes in the Discovery App - https://app-preview.kinectair.com/ to tell us where we need to be.

Particularly, our 'supply side' of aircraft is a focus. So notify friends, family or businesses you know who may be interested in flying a lot or owning part shares in aircraft that KinectAir could be a solution for their travel needs.

With KinectAir we can help people to afford private aircraft for a whole lot less on our network. By putting expensive aircraft to use when they are not using them. We call this 'ownership that pays', it's just like AirBnB-style utilisation for aircraft. For some people that use a lot of travel, this can really work out well!

Also, follow us on Twitter, Instagram, LinkedIn and Facebook and share our stories. Thank you.

*Sincerely,*

## Jonathan Evans

CEO - Chief Executive Officer

## Philip Benjamin Howard

CTO - Chief Technology Officer

## Nick Rogers

Chief Commercial Officer

## Conor Whitehead

Director of Aviation Operations

## Peter Lucier

General Counsel

## Christophe Carriere

Chief Operating Officer

# Our Mission

We will be an established global air-mobility company empowering people to connect with each other, places and communities by air. The company that opened up efficient, direct and affordable private flying to the masses with networks of available aircraft. To be seen as a force for good in aviation and the company that put the joy back in flying.

See our full profile

# How did we do this year?

Report Card

# B+

## The Good

We continued to update website, brand, audiences and seed real demand. The 'pre-flights' Discovery App route/sign-ups into 000s

We built out the Pioneer aircraft owners offer, plus a cost calculator. Secured first aircraft on network to operate KA flights!

We continued to expand out this spirited and kindred team looking to reimagine air travel with some rockstar talent.

## The Bad

Part 135 FAA charter certification timeline has slipped slightly, expected Spring to early Summer (June 30).

As a pre-revenue company, investors were wary of the market but interest is surging since early-2021.

A couple of staff had to move on from the 'bootstrapped' company due to the pandemic impacting their other work materially.

## 2020 At a Glance

January 1 to December 31


$$$$

**$48,048**
Revenue



**-$289,701**
Net Loss


IOU!

**$6,898**
Short Term Debt



**$369,113**
Raised in 2020



**$437,131**
Cash on Hand
As of 04/ 1/21

# We ❤ Our 208 Investors

## Thank You For Believing In Us

Ari Newman
Darnell H. Bingham Jr.
Leonard A. Troupe Jr.
Lynn Sheehan
Clement Utuk
Oswin M Browne
Leroy Drayton
Gale Jake Jacobs
FCS Ventures, LLC
Howard Bennett
Luinel Montoban
Michael Woodsome
Zanda Pemba
Caine Smith
Laurie F Gioia
Emmanuel Antoine
Judah Greenberg
Tim Stephens
Gary Wass
Christopher Kulhanek
Walter R Bartram
David Thomas
Colin Ferguson
Donna De Matte
Timothy J Blackwell
Yonasan Schwartz
Melissa Givvines
Julia Bitzes
Marlo Maroon
Bryan Johnson

Peter Lucier
Fahad Hamed Buqammaz
Carrie Worth
Nick Rogers
John K
Craig Collins
Lavanya Ramanujan
Kevin Hughes
Paul Byron
Leathia L. Williams
Richard A DeSimone
Trent Thelen
Joseph Heninger
Rob Horrocks
Juliette Metzger
Jeff Baum
Paul Kapsar
Christian R HOLSINGER
Marino Nunez
Mark Innocenti
Timothy S Heffern
Brian C Lux
Shane Lennox
Gregory Kendoll
Susan Bladholm
Madhu Kandarpa
Eric Carroll
Ivan Sosa Aguilar
Cheryl Romano
Uzondu Nwaeze

Jack Austin
David Stockwell
Perry Hammond
Harry Nuttall
Sergey Yusupov
Toby Pickard
Roderick Herron
Lorna Scott
Samantha Nicole
Lisa Corbin
Bryan Steinhour
Ricky Grand
Elizabeth Gray
Valerie Griswold
Michelle Milvich
Roy Tolbert
Erin Kinne
Daniel Guzek
Gregory Harper
Robet Anderson
Montserrat Barba Lagom...
Scott McKnight
Grant Kainu
Will Buckland
Marianne Maurer
Adam Peter-Paul
Lisa Christensen
Erin Orpik
Danielle Stafford
James William Everett

Gerry Hudak
Dante Barnes
William F. Coleman, III
Leah Cakes
Rodney Lewis
Tandra Hefley
Norak Germany
Ron Hudspeth
Branden Montgomery
Steven Ray
Charles Huynh
Adrian F Gioia
Cory Simpson
Aaron Zarwan
Jeff Lombardo
Peter F Cikalo
Maria Mahal Beyler
Doug Miller
Lance Stafford
Kevin Lazaroe
Roosevelt Scott
Drinda Osborne
Joshua Parkin
Tim Hewette
Kyle Bogardus
Edwin Wlasiuk
Dave Barcos
Marie Peroutka
Michael Aguirre
Emilio Mendoza

Tim DeMasters
Daniel Benke
Lyle Notice
Bukhosi Dube
Ann Salsera
Cody Giddens
Travis Wilson
Steve Brennan
Frank Folino
Dr. Pete I. Maduka-Okafor
Hoa Chiang
Angela Khosa
David Belau
Onyebuchi Iyase
Ali Al BIDH
Tim Mtwa
Brian Joseph Lehr
Lee Szambecki
Stuart Kintzinger
Jacob Colson
Ruben G Alejandre
Jia Sheng Hu
Ian Smith
Lauren Teague
Ranjeewa Weerasinghe
Jacob Weber
Adeyemi Alabi
Wallace E Averill, III
Brad Hill
Jonathan Wallace

Charles Ellis
Marc Tedoff
Kelley Bergmann
Keith Guerin
Reuben Peter-Paul
Michael Fischer
Adam Thodey
Pradeep Subedi
Mitch Roberts
Stephen Andrew Hearn
Karen Carey
Julie Henning
James Ford
Bryan Johnson
John Spencer
Suraj Bossoondyal
David Komitau
Janu Orrick
Leona Ryter
Kevin Zwerneman
Webster Thomas
Tom Dailey
Jason Bryant
Kelly McDaniel
Tyler Pinson
Michael Brennan
Marcus Morgan
Richard Taylor
Christopher Butler

Bruce Turnquest
Jeremy Hasbrouck
Dennis Ramos
Fred McDaniel
Craig Sanford
Jamie Johnson
Brennan Degen
Van Hayes
Andy Fonseca
Jim Berkey
Timi Sue Abbott
Christine Ortner
Oleg Boian
Stephen McKeon
Chris Grey
Joshua Hinderliter
Terry Mitchell
Lane Jennings
Thomas J.Emory, Jr.
Carolyn Copp
Wallace Edward Averill IV
Ed Yoder
Sven Anderson
Jimmy Black
Jeffrey Meltzer
Renatta Fairbanks
Leonard Chijioke Ezenwa
Steven Neiman
Daniel Gizzi

# Thank You!

From the KinectAir Team



**Jonathan Evans**
CEO - Chief Executive Officer



**Philip Benjamin Howard**
CTO - Chief Technology Officer



**Nick Rogers**
Chief Commercial Officer



**Conor Whitehead**
Director of Aviation Operations



**Peter Lucier**
General Counsel



**Christophe Carriere**
Chief Operating Officer



**Anneke Tucker**
Director of Aviation Development

*Anneke is an FAA Airframe & Powerplant technician with inspection authority. She is also an Owner/Founder of Attain Aviation. Her 17+ years in the aviation industry started as Marine Corps Combat Aircrew: OEF & OIF.*



**Lauren Wilson**
Fleet and Safety Manager UK & Europe

*Formerly an electronic engineer, Lauren is a leading aviatrix with an eye for precision, enjoyment and safety! Qualified DHC8 pilot, experienced airshow and display pilot for almost ten years, mentor and test pilot journalist.*



**Chris Rogers**
Head of Communications

*A strategic communications veteran of 15 years. In agency, Chris led some of the worlds most famous technology brands, winning awards across EMEA. He is an investor & exited entrepreneur with Dovetail Lab, a blockchain consent app for medical data.*

# Details

### The Board of Directors

| DIRECTOR | OCCUPATION | JOINED |
|---|---|---|
| Anneke Tucker | Chief Aviation Officer @ KinectAir Inc. | 2020 |
| Jonathan Evans | CEO of KinectAir Inc. @ KinectAir Inc. | 2019 |
| Ben Howard | CTO of KinectAir Inc. @ KinectAir Inc. | 2019 |

### Officers

| OFFICER | TITLE | JOINED |
|---|---|---|
| Daniel Gizzi | COO | 2020 |
| Jonathan Evans | CEO | 2019 |

### Voting Power

No one has over 20% voting power.

### Past Equity Fundraises

| DATE | AMOUNT | SECURITY | EXEMPTION |
|---|---|---|---|
| 08/2019 | $6,000 | Safe | Regulation D, Rule 506(b) |
| 12/2019 | $67,202 | | Section 4(a)(2) |
| 12/2019 | $57,000 | Safe | Section 4(a)(2) |
| 09/2020 | $219,113 | | 4(a)(6) |
| 10/2020 | $150,000 | Safe | Regulation D, Rule 506(b) |

*The use of proceeds is to fund general operations.*

### Outstanding Debts

| LENDER | ISSUED | AMOUNT | OUSTANDING | INTEREST | MATURITY | CURRENT? |
|---|---|---|---|---|---|---|
| Various | 12/01/2019 | $67,202 | $69,474 | 1.61% | 04/01/2020 | Yes |

### Related Party Transactions

| | |
|---|---|
| Name | Philip Benjamin Howard |
| Amount Invested | $5,079 |
| Transaction type | Loan |
| Issued | 12/01/2019 |
| Outstanding principal plus interest | $5,107 as of 04/2020 |
| Interest | 1.61 per annum |
| Maturity | 12/01/2021 |
| Outstanding | Yes |
| Current with payments | Yes |
| Relationship | Director |

| | |
|---|---|
| Name | Jonathan Evans |
| Amount Invested | $30,068 |
| Transaction type | Loan |
| Issued | 12/01/2019 |
| Outstanding principal plus interest | $30,229 as of 04/2020 |
| Interest | 1.61 per annum |
| Maturity | 12/01/2021 |
| Outstanding | Yes |
| Current with | Yes |